





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westmoreland Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2350 North Forest Road
(No. and Street)

Getzville	New York	14068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Iak 716-636-0401
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RDG + Partners, CPA's, PLLC
(Name – *if individual, state last, first, middle name*)

69B Monroe Ave	Pittsford	New York	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Matthew Iak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westmoreland Capital Corporation, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Carol Lynn Platter
Notary Public NY State
ID Number 01PL4855457
Erie County
Expires March 10, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Westmoreland Capital Corporation

Financial Statements
For the Year Ended December 31, 2018

Westmoreland Capital Corporation
(A Wholly-Owned Subsidiary of J.M. Jayson & Company, Inc.)
Index to Financial Statements
December 31, 2018

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL: 585.673.2600
FAX: 585.662.5153

VILLAGE GREEN OFFICE PARK
69 MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholder
of Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.):

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Westmoreland Capital Corporation (a wholly-owned subsidiary of J.M. Jayson & Company, Inc.) as of December 31, 2018, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Westmoreland Capital Corporation as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Westmoreland Capital Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Westmoreland Capital Corporation's financial statements. The supplemental information is the responsibility of Westmoreland Capital Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

RDG + Partners CPAs PLLC

We have served as Westmoreland Capital Corporation's auditor since 2016.

Pittsford, New York

February 23, 2019

- 1 -

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

Westmoreland Capital Corporation
(A Wholly-Owned Subsidiary of J.M. Jayson & Company, Inc.)
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$	535,860
Commissions receivable		1,262,665
Other receivables		5,000
Prepaid expenses		27,037
Total assets	$	1,830,562

Liabilities and Stockholder's Equity

Liabilities

Commissions payable	$	1,202,147
Accounts payable and accrued expenses		35,748
Accrued payroll and benefits		215,300
Total liabilities		1,453,195

Stockholder's Equity

Common stock, no par value; 200 shares authorized, 5 shares issued and outstanding		5,500
Additional paid-in capital		355,114
Retained earnings		16,753
Total stockholder's equity		377,367
Total liabilities and stockholder's equity	$	1,830,562

See accompanying notes to financial statements.

Westmoreland Capital Corporation
(A Wholly-Owned Subsidiary of J.M. Jayson & Company, Inc.)
Statement of Operations
For the Year Ended December 31, 2018

Revenue

Commission income	$ 8,136,473
Total revenue	8,136,473

Expenses

Commission expense	5,560,140
Payroll, payroll taxes and employee benefits	1,652,725
Due diligence	771,273
Professional fees	49,338
Membership dues and fees	44,200
Office expense	36,706
Marketing expense	1,580
Insurance expense	1,480
Other expense	58,611
Total expenses	8,176,053

Loss Before Provision for Income Taxes	(39,580)
Provision for Income Taxes	3,500
Net Loss	$ (43,080)

See accompanying notes to financial statements.

Westmoreland Capital Corporation
(A Wholly-Owned Subsidiary of J.M. Jayson & Company, Inc.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2017	$ 5,500	$ 380,114	$ 59,833	$ 445,447
Net loss	-	-	(43,080)	(43,080)
Capital distribution	-	(25,000)	-	(25,000)
Balance, December 31, 2018	$ 5,500	$ 355,114	$ 16,753	$ 377,367

See accompanying notes to financial statements.

4

Westmoreland Capital Corporation
(A Wholly-Owned Subsidiary of J.M. Jayson & Company, Inc.)
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows From Operating Activities:

Net loss	$ (43,080)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Decrease in commission receivable	1,202,688
Increase in other receivables	(5,000)
Increase in prepaid expenses	(8,894)
Decrease in commissions payable	(1,173,708)
Decrease in accounts payable and accrued expenses	(20,471)
Decrease in federal tax liability	(8,657)
Decrease in accrued payroll and benefits	(204,700)
Total adjustments	(218,742)
Net cash used in operating activities	(261,822)

Cash Flows From Financing Activities:

Capital distribution	(25,000)
Decrease in loan to affiliate	25,000
Net cash provided by (used in) financing activities	-

Net Change in Cash and Cash Equivalents	(261,822)
Cash and Cash Equivalents - Beginning of Year	797,682
Cash and Cash Equivalents - End of Year	$ 535,860

See accompanying notes to financial statements.

1. THE COMPANY

Westmoreland Capital Corporation (the Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation. The Company is an introducing broker who does not take possession of customer funds or carry customer accounts. The Company is engaged primarily in the sale of mutual fund investments and units of limited partnership interests.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America which recognizes revenues when earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Receivables – Commissions are recorded on a trade date basis as securities transactions occur. The commissions receivable are primarily from the parent corporation from the sale of limited partnership interests. Losses from uncollectible receivables are accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. Management believes that neither of these conditions existed with regard to the receivables, and, as such, an allowance for doubtful accounts has not been established.

Income taxes – The Company is included in the consolidated Federal income tax return of its parent corporation and files a stand-alone state income tax return. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the parent corporation. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between the years.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ASC 740, *Income Taxes*. Under this guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At December 31, 2018, management determined the Company had no uncertain tax positions which would require adjustment to the financial statements. The Company believes it is no longer subject to income tax examinations for periods prior to 2015.

Advertising – Advertising and marketing costs are expensed as incurred and are included in marketing expense in the accompanying Statement of Operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements – In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers: Topic 606* (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the cumulative effect approach. The implementation of the new standard did not have a material impact on the Company's measurement or recognition of revenue. Refer to Note 3 for further details.

In August 2018, the FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement* (ASU 2018-13). ASU 2018-13 removes or modifies certain current disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact, if any, that ASU 2018-13 will have on its related disclosures.

3. REVENUE RECOGNITION – COMMISSION INCOME

On January 1, 2018, the Company adopted ASU 2014-09 using the cumulative effect approach. There was no impact to retained earnings as of January 1, 2018, or to revenue for the year ended December 31, 2018 since the implementation of the standard did not have a material impact on the Company's measurement or recognition of revenue.

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

The Company's commission income resulting from the sale of mutual fund investments and limited partnership interests is recorded upon satisfaction of its performance obligations, which occurs on the trade date. Commission revenue is based on a percentage of the amounts invested. The Company views the selling, distribution and marketing, or any combination thereof, of mutual fund investments and limited partnership interests as a single performance obligation. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the investment sponsor. Accordingly, total commission income is reported on a gross basis in the accompanying Statement of Operations.

4. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are: cash, receivables, and payables. At December 31, 2018, cash, receivables and payables, as a result of their short maturities and liquidity, are carried at amounts which reasonably approximate fair value.

4. FAIR VALUE (Continued)

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance.

Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

- *Level 1* - Inputs to the valuation methodology that consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- *Level 2* - Inputs to the valuation methodology which include: (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in inactive markets, (3) inputs other than quoted prices that are observable for the asset or liability, and (4) inputs that are corroborated by observable market data by correlation or other means.

- *Level 3* - Inputs to the valuation methodology that are unobservable and are significant to the overall fair value measurement.

As of December 31, 2018, all financial instruments are recorded at cost which approximates fair value due to their short-term maturities. As such, the fair value hierarchy has not been applied in valuing any financial instruments.

5. RELATED PARTY TRANSACTIONS

The Company is engaged principally in the sale of limited partnership interests in ventures that the Company's parent corporation or affiliates are involved. During the year ended December 31, 2018, substantially all of the Company's commission income was from the sale of such limited partnership interests.

The Company files a consolidated Federal tax return with its parent corporation. As such, the Company's Federal tax expense or benefit is recorded as "due to/from parent" account in the accompanying Statement of Financial Condition. During the year ended December 31, 2018, the Company recognized no Federal tax expense.

The Company is a party to a Shared Service Agreement with a related party, US Energy Development Corporation, Inc. (USE), to reimburse that entity for certain shared services, including but not limited to: compensation costs of employees performing services for the Company, direct costs for activities attributable to the Company, and indirect costs for activities conducted jointly with the Company. The shared services charged were comprised of the following for the year ended December 31, 2018:

Payroll and benefits	$	31,723
Rent		18,978
Office		6,877
Telephone		5,666
Other		6,217
	$	69,461

5. RELATED PARTY TRANSACTIONS (Continued)

At December 31, 2018, accounts payable and accrued expenses in the accompanying statement of financial condition included $8,585 owed to USE.

The Company is a party to a Discretionary Contribution Agreement with USE to reimburse that entity for costs incurred in the general marketing of its offerings, which indirectly benefit Westmoreland Capital Corporation. Whether to contribute toward these expenses is the sole discretion of the Company based on a number of factors. There were no payments made for the year ended December 31, 2018.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $500,112, which was $403,232 more than its required net capital of $96,880, and a ratio aggregate indebtedness to net capital of 2.9 to 1.

7. INCOME TAXES

The Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities as if the Company were a separate taxpaying entity rather than a member of the parent corporation's consolidated income tax group. Differences between the Company's separate company income tax provision and cash flows attributable to income taxes pursuant to the provisions of the Company's tax sharing arrangement with the parent corporation have been recognized as a "due to/from parent company" in the accompanying Statement of Financial Condition and paid as applicable. The consolidated group anticipates no Federal tax will be payable for 2018.

The provision for income taxes consisted of the following for the year ended December 31, 2018:

Current:	
Federal	$ -
State	3,500
	3,500
Deferred:	
Federal	8,300
State	2,600
Increase in valuation allowance	(10,900)
	-
	$ 3,500

7. INCOME TAXES (Continued)

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense is as follows for the year ended December 31, 2018:

Expected income tax benefit at U.S. statutory tax rate	$	(8,312)
The effect of:		
State minimum income taxes, net of U.S. Federal benefit		2,765
Change in valuation allowance		10,900
Other, net		(1,853)
	$	3,500

At December 31, 2018, the Company had deferred income tax assets of approximately $10,900 resulting entirely from the future tax benefits of Federal (calculated on a separate entity basis) and New York State net operating loss carryforwards. At December 31, 2018, a valuation allowance was recorded to fully offset the deferred tax assets as the realization of the related income tax benefits was determined to be uncertain. At December 31, 2018, the Company had approximately $40,000 of Federal (calculated on a separate entity basis) and New York State net operating loss carryforwards which will expire in 2038.

8. CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's commissions receivable are due from certain customers and arose in the normal course of business. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents and commissions receivable.

During the year ended December 31, 2018, the Company realized commission revenue from the sale of limited partnership units in three programs sponsored by USE, which are: USEDC 2018 Drilling Fund A, USEDC 2018 Drilling Fund B and the Strategic Income Fund V. Commission income from these placements amounted to 100% of the Company total revenue, in the following order: 73%, 15%, and 12% respectively. At December 31, 2018, accounts receivable in the accompanying Statement of Financial Condition represented amounts due from USE as a result of these sales.

9. SUBSEQUENT EVENTS

Management has evaluated events and transactions that occurred between January 1, 2019 and February 23, 2019, which is the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Westmoreland Capital Corporation
(A Wholly-Owned Subsidiary of J.M. Jayson & Company, Inc.)
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

1.	Total stockholder's equity from Statement of Financial Condition	$ 377,367
2.	Deduct: stockholder's equity not allowable for net capital	-
3.	Total stockholder's equity qualified for net capital	377,367
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	B. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	377,367
6.	Deductions/charges:	
	A. Total non-allowable assets from Statement of Financial Condition	(92,555)
	B. Secured demand note deficiency	-
	C. Commodity futures contracts and spot commodities	-
	D. Other deductions/charges	-
7.	Other additions and/or allowable credits	215,300
8.	Net capital before haircuts on securities positions	500,112
9.	Haircuts on securities:	
	A. Contractual securities commitments	-
	B. Subordinated securities borrowings	-
	C. Trading and investment securities:	
	1. Exempted securities	-
	2. Debt securities	-
	3. Options	-
	4. Other securities	-
	D. Undue concentration	-
	E. Other	-
10.	Net capital	$ 500,112

(Continued)

Westmoreland Capital Corporation
(A Wholly-Owned Subsidiary of J.M. Jayson & Company, Inc.)
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

11.	Minimum net capital required (6-2/3% of line 19)	$ 96,880
12.	Minimum dollar net capital requirement of reporting broker and dealer	$ 5,000
13.	Net capital requirement (greater of line 11 or 12)	$ 96,880
14.	Excess net capital (line 10 less line 13)	$ 403,232
15.	Net capital less greater of 10% of line 19 or 120% of line 12.	$ 354,793

Computation of Aggregate Indebtedness

16.	Total liabilities from Statement of Financial Condition	$ 1,453,195
17.	Add:	
	A. Drafts for immediate credit	-
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-
	C. Other unrecorded amounts	-
18.	Deduct: adjustment based on deposits in Special Reserve Accounts	-
19.	Total aggregate indebtedness	$ 1,453,195
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	291%

Reconciliation With Company's Computation Included in Part IIA of Form X-17A-5 as of December 31, 2018

Net capital per the Company's FOCUS Report (unaudited)	$ 500,129
Increase in state tax expense	1,964
Decrease in other operating expense	(920)
Decrease in non-allowable assets	(1,061)
	$ 500,112

(Concluded)

Westmoreland Capital Corporation
(A Wholly-Owned Subsidiary of J.M. Jayson & Company, Inc.)
Report of Exemption Claimed Under C.F.R. §240.15c3-3(k)
December 31, 2018

To the best of my knowledge and belief, Westmoreland Capital Corporation claims exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provision") for the entire year ended December 31, 2018.

To the best of my knowledge and belief, Westmoreland Capital Corporation has met the identified exemption provision under 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the entire year ended December 31, 2018 as described in paragraph (d)(4)(iii) of this section without exception.



Matthew Iak,
President

13

RDG ✚ Partners

ACCOUNTING & CPA SERVICES

TEL: 585.673.2600
FAX: 585.662.5153

VILLAGE GREEN OFFICE PARK
69 MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholder
of Westmoreland Capital Corporation
(A wholly-owned subsidiary of J.M. Jayson & Company, Inc.):

We have reviewed management's statements, included in the accompanying Report of Exemption Claimed Under C.F.R. §240.15c3-3(k), in which (1) Westmoreland Capital Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westmoreland Capital Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (exemption provisions) and (2) Westmoreland Capital Corporation stated that Westmoreland Capital Corporation met the identified exemption provision throughout the most recent fiscal year without exception. Westmoreland Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westmoreland Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RDG+Partners CPAs PLLC

Pittsford, New York

February 23, 2019

RDG + Partners CPAs, PLLC
Village Green Office Park * 69B Monroe Ave * Pittsford, NY 14534 * Tel 585.673.2600 * Fax 585.662.5153
www.rdgandpartners.com

Westmoreland Capital Corporation
(A Wholly-Owned Subsidiary of J.M. Jayson & Company, Inc.)
Computation For Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2018

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(2)(i).